April 21, 2022

VIA EDGAR SUBMISSION

Mr. Patrick Fullem

Mr. Geoffrey Kruczek

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Eos Energy Enterprises, Inc.
Registration Statement on Form S-3
File No. 333-263298 Request for Acceleration

Dear Mr. Fullen and Mr. Kruczek:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eos Energy Enterprises, Inc. hereby requests acceleration of the effective date of its Registration Statement, as amended, on Form S-3 (File No. 333-263298), so that it may become effective at 5:00 p.m., Eastern time, on April 25, 2021, or as soon as practicable thereafter.

Very truly yours,

Eos Energy Enterprises, Inc.

By:	/s/ Randall Gonzales
Randall Gonzales,
Chief Financial Officer